<SEQUENCE>1
<FILENAME>TEAR_sc13g.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 OccuLogix, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                    67461T206
                                 (CUSIP Number)

                                  March 15, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
 Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 67461T206                   13G                Page 2 of 10 Pages
-----------------------------------------------------------------------------
   (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Fund, LP
-----------------------------------------------------------------------------
   (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a)  [ ]
                                                                     (b)  [X]
-----------------------------------------------------------------------------
   (3)    SEC USE ONLY
-----------------------------------------------------------------------------
   (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
 NUMBER OF      (5)   SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

		248,276 shares of Common Stock

		Warrants to purchase 4,023 shares of Common Stock, which expire on 2/6/2012


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:  (8)    SHARED DISPOSITIVE POWER

		248,276 shares of Common Stock

		Warrants to purchase 4,023 shares of Common Stock, which expire on 2/6/2012

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		248,276 shares of Common Stock

		Warrants to purchase 4,023 shares of Common Stock, which expire on 2/6/2012

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.88%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------------

CUSIP No. 67461T206                  13G                   Page 3 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Overseas Fund, Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

		357,272 shares of Common Stock

Warrants to purchase 4,537 shares of Common Stock, which expire on 2/6/2012


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

		357,272 shares of Common Stock

Warrants to purchase 4,537 shares of Common Stock, which expire on 2/6/2012


-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		357,272 shares of Common Stock

Warrants to purchase 4,537 shares of Common Stock, which expire on 2/6/2012



-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.70%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------------

CUSIP No. 67461T206                  13G                   Page 4 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

605,548 shares of Common Stock

Warrants to purchase 8,560 shares of Common Stock, which expire on 2/6/2012

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

605,548 shares of Common Stock

Warrants to purchase 8,560 shares of Common Stock, which expire on 2/6/2012

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 605,548 shares of Common Stock

Warrants to purchase 8,560 shares of Common Stock, which expire on 2/6/2012

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.59%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------------

CUSIP No. 67461T206                  13G                   Page 5 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

605,548 shares of Common Stock

Warrants to purchase 8,560 shares of Common Stock, which expire on 2/6/2012



OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

605,548 shares of Common Stock

Warrants to purchase 8,560 shares of Common Stock, which expire on 2/6/2012


-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

605,548 shares of Common Stock

Warrants to purchase 8,560 shares of Common Stock, which expire on 2/6/2012

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.59% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------------

CUSIP No. 67461T206                  13G                   Page 6 of 10 Pages
-----------------------------------------------------------------------------


Item 1.

(a)   Name of Issuer

           OccuLogix, Inc. a Delaware (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           	12707 High Bluff Drive
		Suite 200
 		San Diego, California 92130


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Fund, LP. Hudson Bay Overseas Fund Ltd., Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      120 Broadway, 40th Floor
      New York, NY 10271

      The address of the principal business office of Hudson Bay Overseas Fund, Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	67461T206
CUSIP No. 67461T206                  13G                   Page 7 of 10 Pages
-----------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	On the date of event which requires the filing of this Schedule 13G the Reporting Persons may have been deemed to be the beneficial owners of more than five percent of the Common Stock. The Company's Prospectus filed pursuant to Rule 424(b)(5) on March 16, 2010, indicates that the total number of outstanding shares of Common Stock upon completion of the offering made pursuant to such Prospectus is 13,382,924. The percentages set forth on Row ll of the cover page for each Reporting Person is based on the Company's outstanding
Common Stock and assumes the exercise of the reported warrants.

CUSIP No. 67461T206                  13G                   Page 8 of 10 Pages
-----------------------------------------------------------------------------

      The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by the Hudson Bay Funds. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC which is the general partner of the Investment Manager. Each of the Hudson Bay Funds and Mr. Gerber disclaims beneficial ownership of these securities. The Hudson Bay Funds are named as Reporting Persons herein solely to report the securities held in their name.

Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      See Exhibit I.

Item 9.     Notice of Dissolution of Group

      Not applicable.

Item 10.    Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 19, 2010, by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, L.P. and Sander Gerber.

CUSIP No. 67461T206                   13G                  Page 9 of 10 Pages
-----------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 24, 2010

HUDSON BAY FUND, L.P.				HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management, L.P.	By: Hudson Bay Capital Management, L.P.
Investment Manager				Investment Manager

By: /s/ SANDER GERBER				By: /s/ SANDER GERBER
Name:	Sander Gerber				Name:  Sander Gerber
Title: 	Authorized Signatory			Title:	Authorized Signatory



HUDSON BAY CAPITAL MANAGEMENT, L.P.		/s/ Sander Gerber
							SANDER GERBER
By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: 	Authorized Signatory

CUSIP No. 67461T206                 13G                   Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share of OccuLogix, Inc is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of March 24, 2010


HUDSON BAY FUND, L.P.				HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management, L.P.	By: Hudson Bay Capital Management, L.P.
Investment Manager				Investment Manager

By: /s/ SANDER GERBER				By: /s/ SANDER GERBER
Name:	Sander Gerber				Name:  Sander Gerber
Title: 	Authorized Signatory			Title:	Authorized Signatory



HUDSON BAY CAPITAL MANAGEMENT, L.P.		/s/ Sander Gerber
							SANDER GERBER
By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: 	Authorized Signatory







DOC ID-11089874.4